November 12, 2024

Jeffrey R. Knudson
Chief Financial Officer
AMN Healthcare Services, Inc.
2999 Olympus Boulevard, Suite 500
Dallas, TX 75019

       Re: AMN Healthcare Services, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-16753
Dear Jeffrey R. Knudson:

        We have reviewed your October 24, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our October
24, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 26

1. We note your response to prior comment 3 and your belief that changes in metrics, rather than the absolutes of the metrics, are most relevant. To clarify, our prior comment sought quantification of the impact on revenue of factors to which changes are attributed, rather than quantification of the underlying metrics themselves. As an example, you attributed the change in nurse and allied solutions segment revenue to factors including changes in average number of travelers on assignment, average bill rate, and billable hours. These factors pertain to changes in price and volume. Please supplement your disclosure to quantify, in absolute dollars, the impact of factors to which changes are attributed, including changes in price, volume, and acquisitions. Refer to Item 303(b)(2)(iii) of Regulation S-K.
 November 12, 2024
Page 2


(j) Insurance Reserves, page 45

2. We note your response to prior comment 5. You state you provide professional liability coverage as part of your service offering to clients. You disclose in note (j)
       Insurance Reserves, that this expense in included in selling, general, and administrative expenses in the statement of comprehensive income. Given that professional liability coverage is part of your service offering to clients, please explain your basis for classifying the expense as SG&A rather than cost of revenue.
Notes to Consolidated Financial Statements
(k) Revenue Recognition, page 45

3. We note your response to prior comment 6. You state you record revenue on a gross basis with respect to both (a) direct staffing of locum tenens physicians, and (b)
       language services business    utilization of contract interpreters. We
assume, based on
       your disclosure on page 2, that both of these categories of revenue are derived from non-employees.

       Please provide us with your analysis of principal versus agent considerations under
       ASC 606 for of these two categories, or non-employee portions thereof as applicable.
       In your response, please tell us:

             The specified goods or services (as determined from the end consumer's
           perspective), including your consideration of the    distinct"
guidance in paragraphs
           25-19 to 25-22 if there are multiple specified goods or services
             The relevant contractual terms (rights and obligations) between you and both the end consumer and the other party involved in providing the specified goods or services (i.e., the supplier)
             Based solely on the definition of control in paragraph 25-25 and the explanation of how control is obtained in paragraph 55-37A, your assessment of whether and how you controlled the specified goods or services before transferred to the end consumer
             If control was not clear based on the above guidance and you required additional evidence to reach a control conclusion:
             o Your assessment of each of the following indicators of control in paragraph
                55-39 and all other relevant facts and circumstances:
                    Primary responsibility for fulfillment
                    Inventory risk
                    Discretion in pricing
            o Your assessment of whether and how evidence related to these indicators of control supported that you controlled the specified good or service before transferred to the end consumer

       If there are multiple specified goods or services, provide the information in the third
 November 12, 2024
Page 3

      and fourth bullets separately for each specified good or service.
Note 1 - Summary of Significant Accounting Policies
(l) Accounts Receivable,, page 46

4. We note your response to prior comment 7. In regard to the $27 million increase in the provision for credit losses for the year ended December 31, 2022, you state the portion attributed to the macroeconomic outlook is immaterial to your financial statements. As previously requested, please tell us the current status of your views with regard to uncertainty regarding other customers due to the macroeconomic outlook. Please also quantify for us the portion of the provision you recognized in
      2022 related to the macroeconomic outlook at the time.
       Please contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services